Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d/16

of the Securities Exchange Act of 1934

May 2015

AEGON N.V.

Aegonplein 50

2591 TV THE HAGUE

The Netherlands

Aegon’s press release, dated May 13, 2015, is included as appendix and incorporated herein by reference.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AEGON N.V.
(Registrant)

Date: May 13, 2015	By	/s/ J.H.P.M. van Rossum
J.H.P.M. van Rossum
Executive Vice President Corporate Controller

The Hague – May 13, 2015

Aegon reports first quarter 2015 results

¡	Earnings impacted by adverse claims experience

•

Underlying earnings decrease to EUR 469 million as fee business growth and the stronger US dollar were more than offset by adverse claims experience in the US, higher surrenders in CEE and low interest rates

•	Hedging programs drive fair value loss of EUR 159 million

•	Net income amounts to EUR 316 million

•	Return on equity of 6.6% and 7.2% excluding capital allocated to run-off businesses

¡	Record net inflows, favorable markets and currency effects boost asset base to EUR 638 billion

•	Record gross deposits of EUR 18.7 billion and net deposits of EUR 7.3 billion, driven by asset management, US retirement plans and NL retail savings

•	Life sales increase 20% to EUR 551 million, supported by higher universal life sales in US and Asia

•	Accident & health and general insurance sales 18% higher to EUR 329 million

•	Profitable sales with MCVNB of EUR 140 million despite lower interest rates

¡	Solid capital position supported by strong cash flows

•	Solvency ratio increases to 216%; holding excess capital rises to EUR 1.4 billion

•	Gross leverage ratio improves to 27.8%, providing additional capital flexibility

•	Operational free cash flows excluding market impacts and one-time items of EUR 339 million

Statement of Alex Wynaendts, CEO

“Aegon reported disappointing underlying earnings this quarter, primarily due to adverse claims experience in the US. While the seasonal effect on claims was expected, both the number of claims and amounts were higher than anticipated. Net income was nevertheless solid, amounting to over EUR 300 million.

“I am pleased that we maintained the strong momentum in growing our business profitably, despite the persistent low interest rate environment. Moreover, the record sales that we achieved across the company highlight the trust we enjoy from a growing number of customers who are choosing Aegon to help them secure their financial futures.

“During the last quarter, we made substantial progress in executing our strategy and capitalizing on new distribution agreements. Looking ahead, we have every confidence that the actions we are taking across our businesses will further strengthen our growth prospects for the future.”

Key performance indicators

amounts in EUR millions b)	Notes	Q1 2015	Q4 2014%		Q1 2014%

Underlying earnings before tax	1	469	562	(17)	498	(6)

Net income		316	399	(21)	392	(19)

Sales	2	2,750	2,117	30	2,086	32

Market consistent value of new business	3	140	196	(29)	223	(37)

Return on equity	4	6.6%	9.7%	(32)	8.4%	(21)

All comparisons in this release are against the first quarter of 2014, unless stated otherwise.

Media relations	Investor relations
Marcel van Beusekom	Willem van den Berg
+31 (0) 70 344 8572	+31 (0) 70 344 8305
gcc@aegon.com	ir@aegon.com

STRATEGIC HIGHLIGHTS

¡	Aegon’s online bank Knab wins prestigious international Celent Award

¡	Venture fund providing insight into new industry-changing technologies

¡	Aegon UK’s platform reaches 100,000 customers

Aegon’s ambition

Aegon’s aim to be a leader in all of its chosen markets is supported by four strategic objectives embedded in all Aegon businesses: Optimize portfolio, Deliver operational excellence, Enhance customer loyalty, and Empower employees. These provide the strategic framework for the company’s ambition to become the most-recommended life insurance and pension provider by customers and business partners, as well as the most-preferred employer in the sector.

Optimize portfolio

Aegon has agreed with its joint venture partners in India to increase its stake from 26% to 49%. The move follows a recent revision to India’s insurance laws that enables foreign companies to own up to 49% of insurance joint ventures. The transaction is subject to regulatory approvals. Aegon and its joint venture partners have operated a life insurance business in India since 2008, and have a leading position in the Indian online life insurance market.

In the Netherlands, Aegon has completed a thorough business review and will restructure its non-life business to focus exclusively on the retail and SME segments of the market, which includes property & casualty and disability insurance. Aegon will exit the proxy channel entirely and is considering strategic options for its commercial lines business. These actions are expected to result in improved non-life returns in the future.

Deliver operational excellence

Aegon is one of the first among its peers that launched a dedicated venture fund investing in start-ups developing new technologies for the financial sector. The fund size is EUR 100 million and working with these companies gives Aegon greater insights into new developments and helps Aegon play an active role in today’s rapidly changing environment.

Knab, Aegon’s innovative online bank in the Netherlands, was the first Dutch bank to win the prestigious international Celent Model Bank award. The Celent Model Bank Award is given in recognition of a company’s effective use of technology to meet customer needs. Knab’s popularity continues to grow, with an increase in the number of customers of over 40% during the quarter.

Enhance customer loyalty

Aegon enhanced its Alternative Lump Sum Offering (ALSO) program for customers in the United States who purchased certain variable annuity products with Guaranteed Minimum Income Benefits (GMIB). This program offers these customers a voluntary settlement option increasing their account value if they surrender. In the first quarter of 2015, customers received USD 0.2 billion of combined account value and ALSO benefit upon surrender.

In the Netherlands, Aegon has made significant improvements to its popular mobile application, which now allows customers to view their non-life insurance coverage, report claims and find nearby repair centers. In addition, Aegon has started a trial to allow its customers to include live video services from their mobile device when submitting damage claims. This is expected to reduce processing times, meaning an improved customer experience by helping to get customers the money they need quicker than ever.

2

In the United Kingdom, Aegon has upgraded over 20,000 customers to its platform in the first quarter of 2015, with more to follow. This is an important step in the development of the platform, as customers experience better service, lower fees and are able to take advantage of a number of retirement readiness tools offered exclusively on the platform. In early April, the total number of customers on Aegon’s platform surpassed the 100,000 mark.

Aegon Asia has launched a new customer relationship platform to support its fast-growing life insurance business in Hong Kong and Singapore. The new technology provides a simpler, more scalable platform which is helping Aegon get closer to its customers and provides the necessary tools to deliver an improved customer experience.

3

Financial overview
EUR millions	Notes	Q1 2015	Q4 2014%		Q1 2014%

Underlying earnings before tax
Americas		290	367	(21)	302	(4)
The Netherlands		131	172	(24)	129	2
United Kingdom		38	29	34	27	42
New Markets		51	33	54	61	(16)
Holding and other		(42)	(39)	(9)	(21)	(100)
Underlying earnings before tax		469	562	(17)	498	(6)

Fair value items		(159)	(132)	(20)	(116)	(37)
Realized gains / (losses) on investments		119	304	(61)	110	8
Net impairments		(11)	(28)	62	(8)	(39)
Other income / (charges)		(1)	(191)	100	(6)	86
Run-off businesses		8	(3)	-	14	(43)
Income before tax		425	511	(17)	492	(14)
Income tax		(109)	(112)	3	(100)	(9)
Net income		316	399	(21)	392	(19)

Net income / (loss) attributable to:
Equity holders of Aegon N.V.		316	399	(21)	392	(19)

Net underlying earnings		344	429	(20)	370	(7)

Commissions and expenses		1,713	1,596	7	1,427	20
of which operating expenses	9	902	897	1	779	16

New life sales
Life single premiums		1,421	1,481	(4)	1,062	34
Life recurring premiums annualized		409	374	9	353	16
Total recurring plus 1/10 single		551	523	5	459	20

New life sales
Americas	10	141	169	(17)	116	22
The Netherlands		38	82	(54)	32	17
United Kingdom		268	194	38	249	8
New markets	10	105	76	37	62	68
Total recurring plus 1/10 single		551	523	5	459	20

New premium production accident and health insurance		307	205	50	261	18
New premium production general insurance		22	21	6	17	27

Gross deposits (on and off balance)
Americas	10	11,550	7,764	49	8,507	36
The Netherlands		1,563	989	58	486	-
United Kingdom		80	67	18	53	50
New markets	10	5,499	4,864	13	4,428	24
Total gross deposits		18,692	13,684	37	13,475	39

Net deposits (on and off balance)
Americas	10	4,404	(314)	-	1,978	123
The Netherlands		796	484	64	38	-
United Kingdom		42	34	26	28	53
New markets	10	2,276	591	-	(2,927)	-
Total net deposits excluding run-off businesses		7,518	794	-	(883)	-
Run-off businesses		(213)	(170)	(26)	(619)	66
Total net deposits / (outflows)		7,305	625	-	(1,502)	-

Revenue-generating investments
		Mar. 31, 2015	Dec. 31, 2014%		Mar. 31, 2014%
Revenue-generating investments (total)		637,599	558,328	14	481,624	32
Investments general account		172,504	153,653	12	138,567	24
Investments for account of policyholders		215,291	191,467	12	167,903	28
Off balance sheet investments third parties		249,804	213,208	17	175,154	43

4

OPERATIONAL HIGHLIGHTS

Underlying earnings before tax

Aegon’s underlying earnings before tax in the first quarter of 2015 amounted to EUR 469 million. The main drivers for the 6% decline compared with the first quarter of 2014 were adverse claims experience, negative persistency and the negative impact related to lower than anticipated reinvestment yields in the United States and Asia (EUR 110 million), higher surrenders in Central and Eastern Europe (EUR 13 million) and the reduction in recurring earnings resulting from the assumption changes and model updates implemented in the third quarter of 2014 (EUR 25 million). These more than offset higher earnings resulting from growth in variable annuity, pension and asset management balances (EUR 39 million) and favorable currency movements (EUR 73 million).

Underlying earnings from the Americas were down to EUR 290 million. The positive impact on earnings as a result of growth in variable annuity and pension balances and the stronger US dollar were more than offset by the adverse experience described above.

In the Netherlands, underlying earnings increased to EUR 131 million. This was mainly driven by higher investment income and lower funding costs, which were partly offset by higher non-life claims.

Underlying earnings from Aegon’s operations in the United Kingdom were up 42% to EUR 38 million in the first quarter of 2015, which was the result of lower expenses and positive market movements.

Underlying earnings from New Markets declined to EUR 51 million. Growth at Aegon Asset Management, which was driven by an increase in third-party business, was more than offset by higher surrenders in Poland following product changes implemented in the fourth quarter of 2014 and divestments in France and Spain.

Total holding costs increased to EUR 42 million. This was primarily the result of higher net interest costs of EUR 7 million following a debt issuance to refinance a perpetual bond in the second quarter of 2014, the cost of which was previously directly accounted for through shareholders’ equity. In addition, higher Solvency II related expenses and the non-recurrence of a gain from interest on taxes of EUR 8 million recorded in the first quarter of 2014 also had a negative impact.

Net income

Net income amounted to EUR 316 million due to lower underlying earnings and a higher loss from fair value items.

Fair value items

The loss from fair value items amounted to EUR 159 million. This loss was mainly driven by hedging programs in the United States and interest rate swaps on perpetuals at the holding, which were impacted by a drop in the Dutch government rate and increased interest rate volatility. This was partly offset by gains related to interest rate volatility in the Netherlands.

Realized gains on investments

Realized gains on investments increased to EUR 119 million and were primarily related to hedge rebalancing in a low rate environment.

Impairment charges

Impairments remained low as a result of the favorable credit environment and amounted to EUR 11 million.

5

Other charges

Other charges totaled EUR 1 million. Charges in the Netherlands, which were primarily related to a restructuring provision for the non-life business of EUR 11 million, were mostly offset by charges for policyholder taxes in the United Kingdom.

Run-off businesses

The result from run-off businesses amounted to EUR 8 million.

Income tax

Income tax amounted to EUR 109 million in the first quarter. The effective tax rate on underlying earnings was 27%.

Return on equity

Return on equity was 6.6% in the first quarter of 2015, due to lower underlying earnings. Return on equity for Aegon’s businesses, excluding the run-off businesses, amounted to 7.2% over the same period.

Operating expenses

In the first quarter, operating expenses increased 16% to EUR 902 million, driven by a stronger US dollar, higher investments in technology-related initiatives, higher Solvency II costs and an increase in defined benefit expenses. At constant currencies, the increase was 4%.

Sales

In the first quarter of 2015, Aegon’s total sales were up 32% to EUR 2.8 billion, the result of a stronger US dollar and Aegon’s focus on growing profitable sales in variable annuities, pensions and indexed universal life products. Gross deposits increased 39%, driven by higher pension and variable annuity deposits in the United States, higher deposits in Aegon Asset Management and the strong growth of savings deposits at Knab in the Netherlands. Net deposits, excluding run-off businesses, improved to EUR 7.5 billion, due to higher inflows in all product categories. New life sales were up 20% to EUR 551 million, mainly due to increased sales of universal life products in the United States and Asia, and favorable currency movements. New premium production for accident & health insurance increased 18% to EUR 307 million, as a lower contribution from portfolio acquisitions was more than offset by higher supplemental health sales and a stronger US dollar.

Market consistent value of new business

The market consistent value of new business amounted to EUR 140 million. The positive effect of sales growth and product adjustments in the United States was more than offset by the negative impact of lower interest rates.

Revenue-generating investments

Revenue-generating investments increased 14% during the first quarter of 2015 to EUR 638 billion, driven by favorable market impacts, currency movements and net inflows.

Capital management

Shareholders’ equity increased EUR 3.1 billion compared with the end of the fourth quarter of 2014 to EUR 27.4 billion on March 31, 2015. This increase was mainly due to lower interest rates, which resulted in higher revaluation reserves, and favorable currency movements. The revaluation reserves were up by EUR 1.6 billion to EUR 9.9 billion. Aegon’s shareholders’ equity, excluding revaluation reserves and defined benefit plan remeasurements, increased to EUR 19.7 billion – or EUR 9.33 per common share – at the end of the first quarter. This increase was driven by net income generated during the quarter and favorable currency movements.

6

The gross leverage ratio improved to 27.8% in the first quarter, well within the target range of 26-30%. The further progress was driven by higher shareholders’ equity net of revaluation reserves and defined benefit plan remeasurements, as well as favorable currency movements. Excess capital in the holding increased to EUR 1.4 billion. The EUR 350 million proceeds of the divestment of La Mondiale Participation were partly offset by the effect of currency hedges, interest payments and operating expenses.

Aegon’s Insurance Group Directive (IGD) solvency ratio increased to 216% in the first quarter, mainly driven by earnings generated in the quarter. The capital in excess of the S&P AA threshold in the United States rose to USD 1.5 billion, due to tax benefits and earnings generated in the first quarter of 2015. In the Netherlands, the IGD ratio, excluding Aegon Bank, increased to ~235%, driven by a favorable impact of market movements. The Pillar I ratio in the United Kingdom, including the with-profit fund, declined slightly to ~135%, as the negative impact of downgrades in the investment portfolio more than offset earnings generated during the quarter.

Cash flows

Operational free cash flows were EUR 853 million in the first quarter of 2015. Excluding one-time items of EUR 273 million and market impacts of EUR 241 million, operational free cash flows amounted to EUR 339 million. The one-time items were primarily related to tax benefits in the Americas. The market impacts during the first quarter were mainly related to credit spread and interest rate movements in the Netherlands.

Financial overview, Q1 2015 geographically
EUR millions	Americas	The Netherlands	United Kingdom	New Markets	Holding, other activities & eliminations	Total
Underlying earnings before tax by line of business
Life	33	81	20	(7)	-	127
Individual savings and retirement products	173	-	-	(3)	-	170
Pensions	83	55	18	3	-	159
Non-life	-	(9)	-	14	-	5
Asset Management	-	-	-	45	-	45
Other	-	4	-	-	(42)	(38)
Share in underlying earnings before tax of associates	1	-	-	(1)	-	1
Underlying earnings before tax	290	131	38	51	(42)	469
Fair value items	(90)	151	(22)	(4)	(193)	(159)
Realized gains / (losses) on investments	(29)	140	2	5	-	119
Net impairments	(4)	(5)	-	(2)	-	(11)
Other income / (charges)	-	(22)	21	-	-	(1)
Run-off businesses	8	-	-	-	-	8
Income before tax	175	396	39	50	(235)	425
Income tax	(30)	(92)	(21)	(22)	57	(109)
Net income	145	304	18	28	(178)	316
Net underlying earnings	209	101	34	29	(29)	344

Employee numbers
	Mar. 31, 2015	Mar. 31, 2014
Employees	27,824	28,602
of which agents	5,020	5,713
of which Aegon’s share of employees in joint ventures and associates	1,628	1,614

7

AMERICAS

¡	Underlying earnings down to USD 327 million mainly due to adverse claims experience
¡	Net income of USD 163 million
¡	Sales of life insurance flat at USD 158 million
¡	Record gross deposits of USD 13.0 billion reflecting strong growth in pensions and variable annuities; net deposits, excluding run-off, increase 83% to USD 5.0 billion

Underlying earnings before tax

Underlying earnings from the Americas in the first quarter of 2015 amounted to USD 327 million. Higher earnings from growth in the variable annuity and pension balances, driven by both markets and net inflows, were more than offset by adverse claims experience and the negative impact related to lower than anticipated reinvestment yields in Life & Protection. The net negative impact of these items was USD 109 million in the first quarter of 2015.

-	Life & Protection earnings amounted to USD 38 million. Earnings from life insurance amounted to USD 1 million. This included adverse mortality of USD 63 million, adverse persistency of USD 6 million and a negative impact of USD 21 million related to lower than anticipated reinvestment yields. Part of the unfavorable mortality was caused by normal seasonality; however, both frequency and severity of claims were higher than expected. Accident & health insurance earnings declined to USD 37 million, resulting from adverse claims experience of USD 27 million, the result of seasonality in supplemental health and higher claims in long-term care.
-	Earnings from Investments & Retirement were up 8% to USD 288 million. Retirement plans earnings increased to USD 68 million, due to higher fee income from higher account balances. Variable annuity earnings increased 45% to USD 157 million, driven by higher fee income from higher account balances and a model adjustment of USD 26 million. Earnings from retail mutual funds amounted to USD 10 million, as a result of higher expenses. Fixed annuity earnings declined to USD 28 million, driven by the impact of continued balance reduction and asset portfolio changes resulting in an adjustment to the intangible balances of USD 18 million. Earnings from stable value solutions declined to USD 25 million, in line with lower account balances.
-	Latin America contributed USD 1 million in underlying earnings for the quarter.

Net income

Net income from Aegon’s businesses in the Americas amounted to USD 163 million in the first quarter. The decline compared to first quarter of 2014 was driven by lower underlying earnings, a higher loss from fair value items and lower realized gains on investments.

Results from fair value items amounted to a loss of USD 102 million. Fair value hedges with an accounting match, which include the hedges on Aegon’s GMWB variable annuities, contributed a loss of USD 64 million, primarily caused by declining interest rates. The loss on fair value hedges without an accounting match under IFRS, which is primarily related to the macro hedge on the GMIB variable annuities block, was USD 43 million. Fair value investments amounted to a loss of USD 15 million, mainly driven by an underperformance of alternative investments in private equity. Other fair value items amounted to a gain of USD 19 million, mainly resulting from the increase in value of interest rate hedges.

Losses on investments of USD 33 million were primarily related to trading losses on debt securities, partly attributed to repositioning the portfolio within the energy sector. Impairments remained low at USD 4 million for the quarter, while the results of run-off businesses declined to USD 9 million.

8

Return on capital

In the first quarter of 2015, the return on average capital invested in Aegon’s business in the Americas, excluding revaluation reserves and defined benefit plan remeasurements, amounted to 5.5%. Excluding the capital allocated to the run-off businesses, return on capital amounted to 6.2%. The return on capital of Aegon’s businesses excludes the benefit of leverage at the holding.

Operating expenses

Operating expenses decreased 1% to USD 450 million, mainly due to the announced divestment of Canada. Excluding this divestment, expenses increased by 6% compared with the first quarter of 2014. This was driven by growth of the business, investments in technology and higher employee benefit expenses, the latter being partly related to the drop in interest rates.

Sales

New life sales were stable at USD 158 million, as growth in indexed universal life sales was offset by the announced divestment of Canada and the withdrawal of the universal life secondary guarantee product in response to the low interest rate environment. New premium production for accident and health insurance declined to USD 328 million, mainly resulting from a lower contribution from portfolio acquisitions. Excluding these acquisitions, sales were 4% higher than in the first quarter of 2014, driven by new distribution agreements for supplemental health and travel insurance products.

Gross deposits increased 12% to USD 13.0 billion. Gross deposits in retirement plans were up 12% to USD 9.3 billion, which was mainly due to higher recurring deposits, both from new plan participants and higher contributions resulting from the continued focus on retirement readiness. Gross deposits in variable annuities of USD 2.3 billion were up by 15% compared with the first quarter of 2014, largely due to continued focus on key distribution partners and expanding Aegon’s distribution through alternative channels. Gross deposits in variable annuities were down 17% from the fourth quarter of 2014, driven by the product adjustments implemented in the last two quarters in response to the low interest rate environment. Gross deposits in mutual funds increased 8% to USD 1.3 billion.

Net deposits, excluding run-off businesses, amounted to USD 5.0 billion in the first quarter. Net deposits for retirement plans were up 59% to USD 4.6 billion, driven by higher recurring gross deposits and lower contract discontinuances. In the first quarter of 2015, the asset retention rate was stable at 11%. This rate can vary on a quarterly basis, depending on the volatility of the outflow. Aegon remains on track to meet its 20% target in the medium term. Net deposits in variable annuities increased 3% to USD 1.0 billion, as higher gross deposits were partly offset by the outflows resulting from the successful launch of the enhanced ALSO program for the legacy GMIB block. Net outflows in mutual funds were USD 0.2 billion. Fixed annuities experienced net outflows of USD 0.5 billion due to the overall portfolio reduction as part of the strategic repositioning of the business.

Market consistent value of new business

The market consistent value of new business declined to USD 70 million in the first quarter of 2015, primarily driven by a lower contribution from variable annuities and life insurance products. This was the result of lower interest rates, which more than offset product adjustments to variable annuities implemented in the last two quarters.

Revenue-generating investments

Revenue-generating investments increased 3% to USD 392 billion during the first quarter. Investments for account of policyholders and off balance sheet investments for third parties were up by 4%, driven by net deposits as well as positive market movements. General account assets increased 2% during the quarter, as the decline in interest rates more than offset outflows from the run-off businesses and fixed annuities.

9

Americas
USD millions	Notes	Q1 2015	Q4 2014	%	Q1 2014	%

Underlying earnings before tax by line of business
Life insurance		1	68	(99)	75	(99)
Accident & health insurance		37	78	(52)	67	(44)
Life & protection		38	146	(74)	141	(73)
Retirement plans		68	76	(10)	61	12
Mutual funds		10	11	(9)	12	(12)
Variable annuities		157	145	8	108	45
Fixed annuities		28	56	(50)	58	(52)
Stable value solutions		25	27	(6)	28	(8)
Investments & retirement		288	314	(8)	266	8
Canada		-	5	-	4	-
Latin America		1	2	(57)	2	(62)
Underlying earnings before tax		327	467	(30)	414	(21)

Fair value items		(102)	(219)	54	(67)	(52)
Realized gains / (losses) on investments		(33)	12	-	12	-
Net impairments		(4)	(26)	84	5	-
Other income / (charges)		-	(22)	-	4	-
Run- off businesses		9	(4)	-	19	(53)
Income before tax		197	208	(5)	387	(49)
Income tax		(34)	(20)	(68)	(86)	60
Net income		163	188	(13)	300	(46)

Net underlying earnings		235	336	(30)	290	(19)

Commissions and expenses		1,148	1,155	(1)	1,110	3
of which operating expenses		450	483	(7)	453	(1)

New life sales	10
Life single premiums		44	114	(61)	66	(33)
Life recurring premiums annualized		154	204	(24)	152	2
Total recurring plus 1/10 single		158	215	(26)	158	-

Life & protection		149	181	(18)	134	12
Canada		-	21	-	16	-
Latin America		9	12	(27)	8	10
Total recurring plus 1/10 single		158	215	(26)	158	-

New premium production accident and health insurance		328	240	37	338	(3)

Gross deposits (on and off balance) by line of business	10
Life & protection		2	2	28	2	(13)
Retirement plans		9,284	5,279	76	8,288	12
Mutual funds		1,310	1,462	(10)	1,210	8
Variable annuities		2,340	2,819	(17)	2,038	15
Fixed annuities		80	81	(1)	71	13
Investments & retirement		13,014	9,642	35	11,607	12
Canada		-	28	-	36	-
Latin America		3	5	(33)	5	(29)
Total gross deposits		13,019	9,676	35	11,651	12

Net deposits (on and off balance) by line of business	10
Life & protection		(12)	(11)	(17)	(10)	(26)
Retirement plans		4,598	506	-	2,887	59
Mutual funds		(166)	187	-	226	-
Variable annuities		1,011	1,679	(40)	982	3
Fixed annuities		(466)	(535)	13	(686)	32
Stable value solutions		-	(2,339)	-	(603)	-
Investments & retirement		4,977	(502)	-	2,806	77
Canada		-	(59)	-	(90)	-
Latin America		-	3	(99)	3	(99)
Total net deposits excluding run-off businesses		4,965	(568)	-	2,709	83
Run-off businesses		(240)	(197)	(22)	(848)	72
Total net deposits / (outflows)		4,725	(766)	-	1,862	154

Revenue-generating investments

		Mar. 31,	Dec. 31,		Mar. 31,
		2015	2014	%	2014	%
Revenue-generating investments (total)		391,892	379,914	3	371,958	5
Investments general account		103,381	101,067	2	106,391	(3)
Investments for account of policyholders		113,699	110,287	3	105,760	8
Off balance sheet investments third parties		174,811	168,561	4	159,808	9

10

THE NETHERLANDS

¡	Underlying earnings before tax up to EUR 131 million from higher investment income
¡	Net income increases to EUR 304 million, due to a higher result from fair value items
¡	New life sales up to EUR 38 million driven by higher recurring premiums in pensions
¡	Non-life business to focus on retail customers following restructuring
¡	Pension administration customer base increased by 900,000 to 2.8 million

Underlying earnings before tax

Underlying earnings from Aegon’s operations in the Netherlands increased to EUR 131 million. This increase was mainly driven by higher investment income and lower funding costs, which were partly offset by higher non-life claims.

–

Earnings from Aegon’s Life & Savings operations in the Netherlands increased 11% to EUR 81 million. This was the result of higher investment income, primarily generated by profitable mortgage production, and lower funding costs.

–	Earnings from the Pension business increased to EUR 55 million, driven by favorable one-time mortality adjustments of EUR 7 million.
–

The loss from the non-life business amounted to EUR 9 million, which was driven by a continuation in the high level of claims in the proxy channel and commercial lines. Due to the lack of improvement in these areas, Aegon has taken the decision to restructure its non-life activities and will now exclusively focus on the profitable retail and SME segments going forward, which includes both property & casualty and disability insurance. Aegon will exit the proxy channel entirely, which is expected to be finalized by year-end 2015. In addition, Aegon is considering strategic options for its commercial lines business.

–	Earnings from the distribution businesses were stable at EUR 4 million, as lower margins were offset by cost savings.

Net income

Net income from Aegon’s businesses in the Netherlands more than doubled to EUR 304 million. Results on fair value items amounted to EUR 151 million. This was primarily caused by interest rate volatility movements, partly offset by fair value movements on interest rate hedges. Realized gains on investments totaled EUR 140 million and were the result of hedge rebalancing in a low rate environment. Impairments amounted to EUR 5 million. Other charges amounted to EUR 22 million and included a EUR 11 million charge for the restructuring of the non-life business.

Return on capital

The return on average capital, excluding revaluation reserves and defined benefit plan remeasurements, invested in Aegon’s businesses in the Netherlands was 11.4%. Return on capital of Aegon’s businesses excludes the benefit of leverage at the holding.

Operating expenses

Operating expenses increased 13% to EUR 210 million, which included a charge of EUR 11 million related to the restructuring of the non-life business. Excluding this charge, expenses were up 8% compared with the first quarter of 2014. This was mainly due to investments to support the growth of the pension administration business and new ventures, such as Knab, and higher employee benefit plan expenses as a result of the low interest rate environment.

Sales

New life sales were up 17% to EUR 38 million in the first quarter. Pension sales increased to EUR 25 million, mainly driven by higher production from recurring premium contracts for both defined benefit and defined contribution products. Individual life sales were stable at EUR 12 million.

11

In the first quarter, Aegon’s pension administration unit TKP took over the administration of the retail industry’s pension fund. This increased TKP’s customer base by over 900,000 to 2.8 million, making it the second largest provider of pension administration services in the Netherlands.

Gross deposits more than tripled to EUR 1.6 billion, which was mainly the result of the continued strong performance of Knab, Aegon’s online bank in the Netherlands. Knab accounted for EUR 1.1 billion of deposits in the first quarter, up from EUR 107 million in the first quarter of 2014. Knab continued to achieve a very high customer growth in the first quarter, which is supported by very high customer satisfaction scores. PPI deposits continued to grow strongly as well, driven by Aegon’s attractive and market leading product offering.

Production of mortgages in the first quarter of 2015 increased 8% to EUR 1.2 billion, of which EUR 0.8 billion was related to third-party investor demand. Premium production for accident & health and general insurance declined slightly to EUR 12 million.

Market consistent value of new business

The market consistent value of new business in the Netherlands increased 4% compared to the first quarter of 2014 to EUR 40 million. This increase was primarily driven by recurring pension premium contracts.

Revenue-generating investments

Revenue-generating investments amounted to EUR 87 billion, up 6% compared with the previous quarter due to net inflows and positive market impacts.

12

The Netherlands
EUR millions	Notes	Q1 2015	Q4 2014	%	Q1 2014	%

Underlying earnings before tax by line of business
Life and Savings		81	102	(20)	73	11
Pensions		55	58	(5)	50	9
Non-life		(9)	9	-	1	-
Distribution		4	2	86	4	(6)
Underlying earnings before tax		131	172	(24)	129	2

Fair value items		151	61	147	(36)	-
Realized gains / (losses) on investments		140	248	(43)	84	68
Net impairments		(5)	(5)	1	(2)	-
Other income / (charges)		(22)	(99)	78	(3)	-
Income before tax		396	377	5	172	130
Income tax		(92)	(105)	12	(29)	-
Net income		304	272	12	143	112

Net underlying earnings		101	123	(18)	100	1

Commissions and expenses		275	210	31	254	9
of which operating expenses		210	152	38	185	13

New life sales
Life single premiums		257	658	(61)	260	(1)
Life recurring premiums annualized		12	16	(28)	6	93
Total recurring plus 1/10 single		38	82	(54)	32	17

Life and Savings		12	5	129	12	3
Pensions		25	77	(67)	20	25
Total recurring plus 1/10 single		38	82	(54)	32	17

New premium production accident and health insurance		4	1	-	4	5
New premium production general insurance		7	6	16	8	(8)

Mortgages production		1,179	847	39	1,087	8

Gross deposits (on and off balance) by line of business
Life and Savings		1,537	968	59	486	-
Pensions		26	21	26	-	-
Total gross deposits		1,563	989	58	486	-

Net deposits (on and off balance) by line of business
Life and Savings		770	463	66	38	-
Pensions		26	21	26	-	-
Total net deposits / (outflows)		796	484	64	38	-

Revenue-generating investments
		Mar. 31, 2015	Dec. 31, 2014	%	Mar. 31, 2014	%
Revenue-generating investments (total)		86,969	81,974	6	74,182	17
Investments general account		55,747	51,898	7	46,652	19
Investments for account of policyholders		30,380	29,209	4	26,555	14
Off balance sheet investments third parties		843	868	(3)	974	(14)

13

UNITED KINGDOM

¡	Underlying earnings before tax up 27% to GBP 28 million

¡	Platform assets reach GBP 3.8 billion, net inflows triple to GBP 0.9 billion

¡	25,000 direct customers added to Retiready; over 100,000 customers on platform

¡	Operating expenses down 18% to GBP 64 million

¡	Retirement income solution launched, guaranteed drawdown product to follow in the second quarter of 2015

Underlying earnings before tax

Underlying earnings before tax from Aegon’s operations in the United Kingdom in the first quarter increased 27% to GBP 28 million. This was driven by lower expenses and positive market movements.

-	Earnings from Life declined to GBP 14 million, which was the result of selective de-risking of the investment portfolio to better align with Solvency II requirements.

-	Earnings from Pensions increased to GBP 14 million, primarily driven by lower expenses, and positive market movements.

-	Fee revenues amounted to GBP 111 million. Fee revenues from the platform were up 15% in the first quarter compared to the fourth quarter of 2014, due to the strong increase in assets under administration.

Net income

Net income declined to GBP 13 million, due to lower realized gains and a higher loss on fair value items. The loss on fair value items of GBP 17 million resulted from unrealized losses on equity hedges to protect the capital position and a charge relating to investments in inflation-linked bonds caused by a fall in inflation. Aegon invests in inflation-linked bonds as these provide an economic hedge for a part of its liabilities. This charge will therefore be offset over time when the lower inflation rate is reflected in Aegon’s annuity liabilities.

Customers

During the first quarter of 2015, Aegon gained approximately 50,000 new customers. Growth of the platform accelerated as planned, driven by Aegon’s unique single platform offering for the three market segments Workplace, Advisor and Direct. Aegon upgraded over 20,000 customers to the platform in the first quarter of 2015, with more to follow. The total number of customers on Aegon’s platform surpassed the 100,000 mark in early April.

In anticipation of the launch of the new pension changes in April Aegon launched the Your Retirement Planner site and planning tool in February, to help customers understand the options available to them in the new regulatory environment.

In the second quarter, Aegon will launch its guaranteed pension drawdown product, which builds on the expertise available within Aegon’s variable annuities business in the United States. This is in response to the recent regulatory changes that have given customers more flexibility when they retire. Aegon expects this product to play an important role in the at retirement market, due to the combination of providing lifetime income at a minimum guarantee.

Sales

The net inflow on Aegon’s platform more than tripled to GBP 0.9 billion. As a result, total assets on the platform grew to GBP 3.8 billion at the end of first quarter of 2015. The average policy size of new individual policies on the platform, including ones that have chosen to upgrade, is approximately GBP 68,000, more than double the amount for the traditional book of pensions and bonds.

14

Total assets under management for the drawdown product on the platform more than doubled in a year and was up 20% from the fourth quarter of 2014.

Total new life sales declined slightly to GBP 199 million, primarily driven by lower volumes arising from auto-enrollment.

Regulation

The fee caps for auto-enrollment business announced by the Department for Work and Pensions (DWP), came into effect from April 1, 2015. Most of Aegon’s customers opted to retain the commission model until April 2016, which means that the benefit from lower commission payments on Aegon’s operating free cash flow and the impact on underlying earnings will be postponed.

Aegon expects that the liberalization of pensions rules that came into effect in April 2015 will result in higher outflows from its back book. This is expected to be caused by an increased level of lapses and claims for the remainder of the year, although actual levels of outflows are difficult to predict.

Return on capital

The return on average capital invested in Aegon’s businesses in the United Kingdom, excluding revaluation reserves and defined benefit plan remeasurements, was 3.8% in the first quarter of 2015.

Operating expenses

Operating expenses declined 18% to GBP 64 million, driven by the reduction of business transformation costs and cost reduction programs.

Market consistent value of new business

The market consistent value of new business in the UK increased to GBP 6 million. This was driven by an improvement in the contribution from pensions, due to a rise in the share of higher margin asset consolidation in the new business mix in the first quarter.

Revenue-generating investments

Revenue-generating investments increased 7% to GBP 63 billion during the first quarter, driven by positive market effects.

15

United Kingdom
GBP millions	Notes	Q1 2015	Q4 2014	%	Q1 2014	%

Underlying earnings before tax by line of business
Life		15	20	(28)	18	(18)
Pensions		14	2	-	5	-
Underlying earnings before tax		28	22	26	22	27

Fair value items		(17)	1	-	(2)	-
Realized gains / (losses) on investments		1	33	(96)	13	(90)
Net impairments		-	-	-	-	-
Other income / (charges)	5	15	(30)	-	(3)	-
Income before tax		29	26	10	30	(5)
Income tax attributable to policyholder return		(15)	(13)	(19)	(5)	-
Income before income tax on shareholders return		13	13	1	25	(48)
Income tax on shareholders return		-	14	-	(2)	91
Net income		13	27	(52)	23	(44)

Net underlying earnings		25	36	(29)	21	21

Commissions and expenses		132	185	(29)	144	(9)
of which operating expenses		64	117	(45)	77	(18)

New life sales	6
Life single premiums		394	323	22	454	(13)
Life recurring premiums annualized		160	120	34	161	-
Total recurring plus 1/10 single		199	152	31	206	(3)

Life		12	12	(1)	14	(11)
Pensions		187	140	34	193	(3)
Total recurring plus 1/10 single		199	152	31	206	(3)

New premium production accident and health insurance		-	-	-	1	-

Gross deposits (on and off balance) by line of business
Savings		59	53	12	44	35
Total gross deposits		59	53	12	44	35

Net deposits (on and off balance) by line of business
Variable annuities		(15)	(17)	13	(17)	12
Savings		47	44	6	40	16
Total net deposits / (outflows)		31	26	19	23	37

Platform assets under administration (balance end of period)		3,798	2,746	38	1,562	143

Revenue-generating investments
		Mar. 31, 2015	Dec. 31, 2014	%	Mar. 31, 2014	%
Revenue-generating investments (total)		62,899	58,912	7	57,453	9
Investments general account		10,549	9,872	7	9,084	16
Investments for account of policyholders		51,844	48,650	7	48,091	8
Off balance sheet investments third parties		506	391	30	277	83

16

NEW MARKETS

¡	Underlying earnings of EUR 51 million; strong results in asset management more than offset by higher surrenders in CEE and divestments
¡	Net income amounts to EUR 28 million
¡	New life sales up to EUR 105 million, mainly due to increased sales in Asia
¡	Gross deposits increase 24% to EUR 5.5 billion, driven by higher UK absolute return fund sales and continued success of Dutch mortgage fund

Underlying earnings before tax

In the first quarter of 2015, Aegon’s underlying earnings before tax from New Markets decreased to EUR 51 million as a result of lower earnings in Central & Eastern Europe and the divestments in France and Spain.

-	Earnings from Central & Eastern Europe (CEE) decreased to EUR 5 million due to increased surrenders in Poland following Aegon’s decision last quarter to cancel back-end loaded fees on unit-linked policies, which had an impact of EUR (13) million. However, surrenders during the first quarter decreased throughout the quarter as a result of measures taken to improve retention. Excluding the impact of increased surrenders in Poland, earnings from CEE were flat.
-	Asia recorded a loss of EUR 3 million, which was driven by unfavorable mortality experience of EUR 4 million and an impact of EUR 2 million from lower than anticipated reinvestment yields.
-	Earnings from Spain & Portugal declined to EUR 3 million as a result of the divestment of Aegon’s stake in La Mondiale and the joint venture with Caja Badajoz. Excluding these divestments, earnings were up as the joint venture with Banco Santander Totta in Portugal was included for the first time.
-	Results from Variable Annuities Europe were stable at EUR 1 million.
-	Earnings from Aegon Asset Management increased 43% to EUR 45 million. This resulted from higher performance and management fees driven by higher third-party asset balances and favorable currency movements. A performance fee of EUR 9 million was received in relation to a single convertible bond mandate in China, which was payable upon conversion of the bonds.

Net income

Aegon’s operations in New Markets recorded a net result of EUR 28 million. The loss from fair value items amounted to EUR 4 million as a result of differences between the transactional and functional currencies at Variable Annuities Europe. This was partly offset by gains on hedging of variable annuities in Japan. Impairments of EUR 2 million related to the Hungarian mortgage portfolio. Realized gains amounted to EUR 5 million.

Return on capital

The return on average capital, excluding revaluation reserves, invested in Aegon’s businesses in New Markets decreased to 5.3% due to lower net underlying earnings. The return on capital of Aegon’s businesses excludes the benefit of leverage at the holding.

Operating expenses

Operating expenses increased 23% to EUR 192 million in the first quarter due to unfavorable currency movements and growth of the business. At constant currencies, the increase was 15%.

17

Sales

New life sales increased 68% to EUR 105 million compared with the first quarter of 2014.

-	In Central & Eastern Europe, new life sales increased 17% to EUR 28 million driven by sales growth through the tied agent network in Hungary and all distribution channels in Turkey.
-	In Asia, new life sales more than doubled to EUR 65 million. This was mainly the result of higher sales of universal life products in anticipation of price changes implemented at the end of the first quarter. In addition, sales in China increased strongly as a result of the successful introduction of a new whole life critical illness product.
-	In Spain & Portugal, new life sales decreased slightly to EUR 12 million. The first time contribution of the joint venture with Banco Santander Totta in Portugal was more than offset by lower sales from bancassurance joint ventures in Spain, partly as a result of the divestment of the partnership with Caja Badajoz.

New premium production from Aegon’s accident & health and general insurance businesses increased to EUR 26 million. This was driven by growth in the car and travel insurance segments in Central & Eastern Europe, as well as strong fee-based health sales in Asia.

Gross deposits in New Markets were up 24% to EUR 5.5 billion. Deposits in Aegon Asset Management increased by EUR 1 billion to EUR 5.1 billion mainly as a result of higher absolute return fund sales in the United Kingdom and the continued success of the Dutch mortgage fund. Deposits in Asia increased to EUR 202 million in anticipation of lower sales commissions on variable annuities in Japan. Deposits in Variable Annuities Europe increased to EUR 90 million.

Net deposits in New Markets amounted to EUR 2.3 billion in the first quarter. Net deposits were mainly driven by strong net inflows for Asset Management in the United Kingdom (EUR 0.9 billion), the Netherlands (EUR 0.6 billion) and China (EUR 0.9 billion).

Market consistent value of new business

The market consistent value of new business in New Markets decreased to EUR 29 million. Higher sales were more than offset by lower margins in Asia due to low interest rates. Aegon actively manages the profitability of new business through adjusting the pricing and design of its life insurance and variable annuity products. In response to the further decline of interest rates, Aegon adjusted the crediting rate on its universal life products in the first quarter and subsequently lowered sales commissions on variable annuities in Asia. Future production for these products is expected to decline towards last year’s level following the adjustments.

Revenue-generating investments

Revenue-generating investments increased 17% to EUR 98 billion during the first quarter of 2015, driven by net inflows, favorable currency movements and positive market impacts.

18

New Markets
EUR millions	Notes	Q1 2015	Q4 2014%		Q1 2014%

Underlying earnings before tax
Central & Eastern Europe		5	7	(16)	19	(71)
Asia		(3)	(4)	39	-	-
Spain & Portugal		3	2	53	10	(74)
Variable Annuities Europe		1	3	(74)	1	(14)
Aegon Asset Management		45	26	73	32	42
Underlying earnings before tax		51	33	54	61	(16)

Fair value items		(4)	(14)	68	7	-
Realized gains / (losses) on investments		5	4	40	2	-
Net impairments		(2)	(4)	55	(9)	80
Other income / (charges)		-	(37)	-	(2)	-
Income before tax		50	(18)	-	59	(14)
Income tax		(22)	(6)	-	(16)	(38)
Net income		28	(23)	-	43	(34)

Net income / (loss) attributable to:
Equity holders of Aegon N.V.		28	(24)	-	43	(34)

Net underlying earnings		29	21	42	45	(35)

Commissions and expenses		295	285	3	233	27
of which operating expenses		192	198	(3)	156	23

New life sales	10
Life single premiums		596	322	85	205	190
Life recurring premiums annualized		45	44	1	42	8
Total recurring plus 1/10 single		105	76	37	62	68

Life		101	75	34	60	67
Associates		4	2	142	2	85
Total recurring plus 1/10 single		105	76	37	62	68

Central & Eastern Europe		28	34	(17)	24	17
Asia		65	30	120	26	155
Spain & Portugal		12	13	(12)	13	(10)
Total recurring plus 1/10 single		105	76	37	62	68

New premium production accident and health insurance		11	9	31	9	23
New premium production general insurance		15	15	1	10	56

Gross deposits (on and off balance)	10
Central & Eastern Europe		54	55	(1)	58	(6)
Asia		202	153	32	138	46
Spain & Portugal		6	45	(88)	1	-
Variable Annuities Europe		90	87	4	85	6
Aegon Asset Management		5,147	4,525	14	4,147	24
Total gross deposits		5,499	4,864	13	4,428	24

Net deposits (on and off balance)	10
Central & Eastern Europe		24	2	-	(1,494)	-
Asia		190	137	39	132	45
Spain & Portugal		2	35	(94)	(1)	-
Variable Annuities Europe		(21)	(15)	(44)	(17)	(27)
Aegon Asset Management		2,081	431	-	(1,546)	-
Total net deposits / (outflows)		2,276	591	-	(2,927)	-

Revenue-generating investments
		Mar. 31, 2015	Dec. 31, 2014%		Mar. 31, 2014%
Revenue-generating investments (total)		98,497	84,251	17	67,953	45
Investments general account		5,602	4,806	17	3,603	55
Investments for account of policyholders		7,400	6,971	6	6,450	15
Off balance sheet investments third parties		85,495	72,474	18	57,899	48

19

Market consistent value of new business
		MCVNB
EUR millions, after tax		Q1 2015	Q4 2014%		Q1 2014%

Americas		62	133	(53)	152	(59)
The Netherlands		40	40	-	39	4
United Kingdom		8	(6)	-	1	-
New Markets		29	29	(1)	32	(9)
Total		140	196	(29)	223	(37)

Modeled new business: APE
		Premium business
		APE
EUR millions	Notes	Q1 2015	Q4 2014%		Q1 2014%
	7
Americas		426	360	18	358	19
The Netherlands		101	163	(38)	81	25
United Kingdom		268	194	38	250	7
New Markets		126	98	29	118	8
Total		922	815	13	806	14

Modeled new business: Deposits
		Deposit business
		Deposits
EUR millions	Notes	Q1 2015	Q4 2014%		Q1 2014%
	7
Americas		6,078	6,005	1	5,021	21
New Markets		299	249	20	225	33
Total		6,377	6,254	2	5,246	22

MCVNB/PVNBP summary
		Premium business
		MCVNB	PVNBP	MCVNB / PVNBP	MCVNB / APE
EUR millions	Notes	Q1 2015%			%
	8
Americas		49	2,200	2.2	11.4
The Netherlands		44	1,711	2.6	43.6
United Kingdom		8	1,858	0.5	3.1
New Markets		32	961	3.3	25.1
Total		133	6,731	2.0	14.4

		Deposit business
		MCVNB	PVNBP	MCVNB / PVNBP	MCVNB / Deposits
EUR millions	Notes	Q1 2015%			%
	8
Americas		14	7,919	0.2	0.2
The Netherlands		(4)	853	(0.4)	-
New Markets		(3)	343	(0.8)	(0.9)
Total		7	9,115	0.1	0.1

Currencies

Income statement items: average rate 1 EUR = USD 1.1272 (2014: USD 1.3695).

Income statement items: average rate 1 EUR = GBP 0.7434 (2014: GBP 0.8276).

Balance sheet items: closing rate 1 EUR = USD 1.0740 (2014: USD 1.3783; year-end 2014: USD 1.2101).

Balance sheet items: closing rate 1 EUR = GBP 0.7235 (2014: GBP 0.8267; year-end 2014: GBP 0.7760).

20

ADDITIONAL INFORMATION

The Hague – May 13, 2015

Presentation

The conference call presentation is available on aegon.com as of 7.30 a.m. CET.

Supplements

Aegon’s Q1 2015 Financial Supplement and Condensed Consolidated Interim Financial Statements are available on aegon.com.

Conference call including Q&A

9:00 a.m. CET

Audio webcast on aegon.com

Dial-in numbers

United States: +1 646 254 3362

United Kingdom: +44 203 427 1919

The Netherlands: +31 20 716 8256

Two hours after the conference call, a replay will be available on aegon.com.

Aegon’s roots go back 170 years – to the first half of the nineteenth century. Since then, Aegon has grown into an international company, with businesses in more than 20 countries in the Americas, Europe and Asia. Today, Aegon is one of the world’s leading financial services organizations, providing life insurance, pensions and asset management. Aegon’s purpose is to help people take responsibility for their financial future. More information: aegon.com.

Notes:

1)

For segment reporting purposes underlying earnings before tax, net underlying earnings, commissions and expenses, operating expenses, income tax (including joint ventures (jv’s) and associated companies), income before tax (including jv’s and associated companies) and market consistent value of new business are calculated by consolidating on a proportionate basis the revenues and expenses of Aegon’s joint ventures and Aegon’s associates. Aegon believes that these non-IFRS measures provide meaningful information about the underlying results of Aegon’s business, including insight into the financial measures that Aegon’s senior management uses in managing the business. Among other things, Aegon’s senior management is compensated based in part on Aegon’s results against targets using the non-IFRS measures presented here. While other insurers in Aegon’s peer group present substantially similar non-IFRS measures, the non-IFRS measures presented in this document may nevertheless differ from the non-IFRS measures presented by other insurers. There is no standardized meaning to these measures under IFRS or any other recognized set of accounting standards. Readers are cautioned to consider carefully the different ways in which Aegon and its peers present similar information before comparing them.

Aegon believes the non-IFRS measures shown herein, when read together with Aegon’s reported IFRS financial statements, provide meaningful supplemental information for the investing public to evaluate Aegon’s business after eliminating the impact of current IFRS accounting policies for financial instruments and insurance contracts, which embed a number of accounting policy alternatives that companies may select in presenting their results (i.e. companies can use different local GAAPs to measure the insurance contract liability) and that can make the comparability from period to period difficult.

For a definition of underlying earnings and the reconciliation from underlying earnings before tax to income before tax, being the most comparable IFRS measure, reference is made to Note 3 “Segment information” of Aegon’s condensed consolidated interim financial statements.

2)	Sales is defined as new recurring premiums plus 1/10 of single premiums plus 1/10 of gross deposits plus new premium production accident and health plus new premium production general insurance.

3)

The present value, at point of sale, of all cashflows for new business written during the reporting period, calculated using approximate point of sale economics assumptions. Market consistent value of new business is calculated using a risk neutral approach, ignoring the investment returns expected to be earned in the future in excess of risk free rates (swap curves), with the exception of an allowance for liquidity premium. The market consistent value of new business is calculated on a post tax basis, after allowing for the time value financial options and guarantees, a market value margin for non-hedgeable financial and non-financial risks and the costs of non-hedgeable stranded capital.

4)

Return on equity is a ratio using a non-GAAP measure and is calculated by dividing the net underlying earnings after cost of leverage by the average shareholders’ equity excluding the preferred shares, the revaluation reserve and the reserves related to defined benefit plans.

5)	Included in other income/(charges) are charges made to policyholders with respect to income tax in the United Kingdom.
6)

Includes production on investment contracts without a discretionary participation feature of which the proceeds are not recognized as revenues but are directly added to Aegon’s investment contract liabilities.

7)	APE = recurring premium + 1/10 single premium.
8)

PVNBP: Present value of new business premiums (PVNBP) is the premiums for the new business sold during the reporting period, projected using assumptions and projection periods that are consistent with those used to calculate the market consistent value of new business, discounted back to point of sale using the swap curve (plus liquidity premium where applicable).

9)	Reconciliation of operating expenses, used for segment reporting, to Aegon’s IFRS based operating expenses.

Q1 2015

Employee expenses	562
Administrative expenses	297
Operating expenses for IFRS reporting	859
Operating expenses related to jv’s and associates	43
Operating expenses in earnings release	902

10)	New life sales, gross deposits and net deposits data include results from Aegon’s joint ventures and Aegon’s associates consolidated on a proportionate basis.

11)

Operational free cash flows reflect the sum of the return on free surplus, earnings on in-force business, release of required surplus on in-force business reduced by new business first year strain and required surplus on new business. Operational free cash flows is defined as the capital generated in a local operating unit measured as the change in the local binding capital metric for that period and after investments in new business. Operational free cash flow is a non-IFRS financial measure that should not be confused with cash flow from operations or any other cash flow measure calculated in accordance with IFRS. Management believes that operational free cash flows provides meaningful information to investors regarding capital generated on a net basis by Aegon’s operating subsidiaries that may be available at the holding company. Because elements of operational free cash flows are calculated in accordance with local solvency requirements rather than in accordance with any recognized body of accounting principles, there is no IFRS financial measure that is directly comparable to operational free cash flows.

a)

The calculation of the IGD (Insurance Group Directive) capital surplus and ratio are based on Solvency I capital requirements on IFRS for entities within the EU (Pillar 1 for Aegon UK), and local regulatory solvency measurements for non-EU entities.

Specifically, required capital for the life insurance companies in the US is calculated as two times the upper end of the Company Action Level range (200%) as applied by the National Association of Insurance Commissioners in the US. The calculation of the IGD ratio excludes the available and required capital of the UK With-Profit funds. In the UK solvency surplus calculation the local regulator only allows the available capital number of the With-Profit funds included in overall local available capital to be equal to the amount of With-Profit funds’ required capital.

b)	The results in this release are unaudited.

DISCLAIMERS

Cautionary note regarding non-IFRS measures

This document includes the following non-IFRS financial measures: underlying earnings before tax, income tax, income before tax and market consistent value of new business. These non-IFRS measures are calculated by consolidating on a proportionate basis Aegon’s joint ventures and associated companies. The reconciliation of these measures, except for market consistent value of new business, to the most comparable IFRS measure is provided in note 3 ‘Segment information’ of Aegon’s Condensed Consolidated Interim Financial Statements. Market consistent value of new business is not based on IFRS, which are used to report Aegon’s primary financial statements and should not be viewed as a substitute for IFRS financial measures. Aegon may define and calculate market consistent value of new business differently than other companies. Aegon believes that these non-IFRS measures, together with the IFRS information, provide meaningful information about the underlying operating results of Aegon’s business including insight into the financial measures that senior management uses in managing the business. In addition, return on equity is a ratio using a non-GAAP measure and is calculated by dividing the net underlying earnings after cost of leverage by the average shareholders’ equity excluding the preferred shares, the revaluation reserve and the reserves related to defined benefit plans.

Local currencies and constant currency exchange rates

This document contains certain information about Aegon’s results, financial condition and revenue generating investments presented in USD for the Americas and GBP for the United Kingdom, because those businesses operate and are managed primarily in those currencies. Certain comparative information presented on a constant currency basis eliminates the effects of changes in currency exchange rates. None of this information is a substitute for or superior to financial information about Aegon presented in EUR, which is the currency of Aegon’s primary financial statements.

Forward-looking statements

The statements contained in this document that are not historical facts are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. The following are words that identify such forward-looking statements: aim, believe, estimate, target, intend, may, expect, anticipate, predict, project, counting on, plan, continue, want, forecast, goal, should, would, is confident, will, and similar expressions as they relate to Aegon. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Aegon undertakes no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which merely reflect company expectations at the time of writing. Actual results may differ materially from expectations conveyed in forward-looking statements due to changes caused by various risks and uncertainties. Such risks and uncertainties include but are not limited to the following:

¡	Changes in general economic conditions, particularly in the United States, the Netherlands and the United Kingdom;
¡	Changes in the performance of financial markets, including emerging markets, such as with regard to:
–	The frequency and severity of defaults by issuers in Aegon’s fixed income investment portfolios;
–	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in the value of equity and debt securities Aegon holds; and
–	The effects of declining creditworthiness of certain private sector securities and the resulting decline in the value of sovereign exposure that Aegon holds;
¡	Changes in the performance of Aegon’s investment portfolio and decline in ratings of Aegon’s counterparties;
¡	Consequences of a potential (partial) break-up of the euro;
¡	The frequency and severity of insured loss events;
¡	Changes affecting longevity, mortality, morbidity, persistence and other factors that may impact the profitability of Aegon’s insurance products;
¡	Reinsurers to whom Aegon has ceded significant underwriting risks may fail to meet their obligations;
¡	Changes affecting interest rate levels and continuing low or rapidly changing interest rate levels;
¡	Changes affecting currency exchange rates, in particular the EUR/USD and EUR/GBP exchange rates;
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Changes in the availability of, and costs associated with, liquidity sources such as bank and capital markets funding, as well as conditions in the credit markets in general such as changes in borrower and counterparty creditworthiness;

¡	Increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;
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Changes in laws and regulations, particularly those affecting Aegon’s operations, ability to hire and retain key personnel, the products Aegon sells, and the attractiveness of certain products to its consumers;

¡	Regulatory changes relating to the insurance industry in the jurisdictions in which Aegon operates;
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Changes in customer behavior and public opinion in general related to, among other things, the type of products also Aegon sells, including legal, regulatory or commercial necessity to meet changing customer expectations;

¡	Acts of God, acts of terrorism, acts of war and pandemics;
¡	Changes in the policies of central banks and/or governments;
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Lowering of one or more of Aegon’s debt ratings issued by recognized rating organizations and the adverse impact such action may have on Aegon’s ability to raise capital and on its liquidity and financial condition;

¡

Lowering of one or more of insurer financial strength ratings of Aegon’s insurance subsidiaries and the adverse impact such action may have on the premium writings, policy retention, profitability and liquidity of its insurance subsidiaries;

¡	The effect of the European Union’s Solvency II requirements and other regulations in other jurisdictions affecting the capital Aegon is required to maintain;
¡	Litigation or regulatory action that could require Aegon to pay significant damages or change the way Aegon does business;
¡

As Aegon’s operations support complex transactions and are highly dependent on the proper functioning of information technology, a computer system failure or security breach may disrupt Aegon’s business, damage its reputation and adversely affect its results of operations, financial condition and cash flows;

¡	Customer responsiveness to both new products and distribution channels;
¡	Competitive, legal, regulatory, or tax changes that affect profitability, the distribution cost of or demand for Aegon’s products;
¡	Changes in accounting regulations and policies or a change by Aegon in applying such regulations and policies, voluntarily or otherwise, may affect Aegon’s reported results and shareholders’ equity;
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The impact of acquisitions and divestitures, restructurings, product withdrawals and other unusual items, including Aegon’s ability to integrate acquisitions and to obtain the anticipated results and synergies from acquisitions;

¡	Catastrophic events, either manmade or by nature, could result in material losses and significantly interrupt Aegon’s business; and
¡	Aegon’s failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving and excess capital and leverage ratio management initiatives.

Further details of potential risks and uncertainties affecting Aegon are described in its filings with the Netherlands Authority for the Financial Markets and the US Securities and Exchange Commission, including the Annual Report. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, Aegon expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Aegon’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.